Ciba Specialty      Ciba Spezialitatenchemie AG        Ciba Specialites
Chemicals Inc.                                         Chimiques SA
Switzerland         Schweiz                            Suisse

                                                                  EXHIBIT 99.1

                                                                  [CIBA LOGO]
Page 1 of 6
August 21, 2002
Basel, Switzerland

News Release: First half results 2002
-------------------------------------

Ciba Specialty Chemicals further strengthens its position with solid performance

o    Second quarter of 2002 outpaces the second quarter of 2001

o    Proactive measures pay off

o    Net income up in Swiss francs, despite strong adverse currency effect

o    Net debt down 46 percent, very strong free cash flow

o Outlook 2002: Higher sales and EBITDA in local currencies and higher net income in CHF expected

FINANCIAL HIGHLIGHTS (in millions of Swiss francs, except share and per share data)

2nd Quarter to 2nd Quarter Comparisons (unaudited)
------------------------------------------------------------------------------------------------
Three months ended June 30,                           Q2 2002    Q2 2001(1)       Change in %
------------------------------------------------------------------------------------------------
Net sales                                               1 876         1 930             4*/-3
Gross profit                                              644           626                 3
Operating income                                          224           202           35*/ 11
Net income                                                116           104                11
EBITDA(2)                                                 322           321            17*/ 0
EBITDA margin(3)                                         17.2%         16.6%
------------------------------------------------------------------------------------------------
First-Half to First-Half Comparisons (unaudited)
------------------------------------------------------------------------------------------------
                                                           H
Six months ended June 30,                               2002;    H1 2001(1)       Change in %
------------------------------------------------------------------------------------------------
Net sales                                               3 682         3 856             0*/-5
Gross profit                                            1 246         1 255                -1
Operating income                                          426           425            17*/ 0
Income from continuing operations                         224           220                 2
Cumulative effects of change in accounting
principles, net of tax(4)                                   0             2
Net income                                                224           222                 1
Earnings per share, basic and diluted                    3.30          3.37
------------------------------------------------------------------------------------------------
EBITDA(2)                                                 622           659            6*/ -6
EBITDA margin(3)                                         16.9%         17.1%
Cash flows from operating activities, before
restructuring payments                                    493           217               128
Free cash flow(5)                                         277            10
Net debt(6)                                             1 738         3 238               -46
Research and development expenditures                     148           139                 6
Number of employees at period end                      19 092        20 322
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* Percentage change in local currencies; also see footnotes on page 2.


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Page 2 of 6


Ciba Specialty Chemicals today announced second quarter and first half 2002 results that mark a continued improvement in sales and profitability based on early and decisive steps, implemented to focus on markets and reduce the cost structure. Compared with the second quarter of last year, in local currencies sales were 4 percent higher in the second quarter of 2002, operating income increased 35 percent and EBITDA was up 17 percent. The EBITDA margin reached
17.2 percent of sales, compared to 16.6 percent. In the same period, net income in Swiss francs increased 11 percent.

With a substantial acceleration in the second quarter, first-half sales reached the same level as last year in local currencies, withstanding considerably more challenging global market conditions than a year ago. In Swiss francs, operating income was equal to last year's level in Swiss francs and net income rose 1 percent despite the Swiss franc appreciating significantly against all major currencies. Earnings per share (basic and diluted) were CHF 3.30. The continuing strong focus on asset management and cash generation significantly lowered net debt by nearly 50 percent to less than CHF 1.75 billion, with all of Ciba's Segments contributing to these positive results. In 2002, Ciba Specialty Chemicals expects to exceed 2001 sales and EBITDA in local currencies and net income in Swiss francs.

Armin Meyer, Chairman and Chief Executive Officer of Ciba Specialty Chemicals, commented: "I am pleased that we now see the benefits of the simplified structure we introduced last year. Both sales and profitability have improved steadily since the low point this winter, with particular improvement having come in the second quarter. With the more industry- and customer-focused organization, we have laid the foundation to further create value. We have exceeded our rigorous cost saving targets, based on a reduction of positions, the optimization of our global production network and improved supply contracts. With our continued strong focus on managing assets and generating cash, we have further strengthened our position in a difficult environment."

Substantial improvement of sales and profits in 2nd quarter 2002

Compared with the second quarter last year, sales in local currencies increased by 4 percent in the second quarter of 2002; operating income went up 35 percent in local currencies and 11 percent in Swiss francs despite negative currency effects, reaching a solid margin of 12.0 percent of sales; EBITDA was up 17 percent in local currencies. The EBITDA margin reached 17.2 percent of sales. Net income in Swiss francs increased by 11 percent to CHF 1.68 per share (basic and diluted).

Between the first and second quarters of this year, sales growth accelerated, rising 7 percent in local currencies, compared to an increase of 5 percent in


--------------------------------
(1) Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets". On an adjusted basis, excluding goodwill amortization, the first half 2001 operating income would have been CHF 456 million (second quarter CHF 218 million), income from continuing operations CHF 251 million, net income CHF 253 million (second quarter CHF 122 million) and basic and diluted net income per share CHF 3.84 per share. See Note 8 to condensed consolidated financial statements.
(2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
(3)  EBITDA margin is calculated as EBITDA as a percentage of net sales.
(4) On January 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to SFAS No. 133" which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.
(5) Free cash flow is calculated as cash flow from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less dividends paid.
(6) Net debt is calculated as the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.


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Page 3 of 6


local currencies between the fourth quarter of 2001 and the first quarter of 2002. With the exception of the Water & Paper Treatment Segment, all Segments increased sales in Swiss francs between the first and second quarters. The EBITDA margin improved from 16.6 percent of sales in the first quarter 2002 to
17.2 percent in the second quarter. Net income in Swiss francs rose 7 percent quarter to quarter despite negative currency effects.

First half sales reach last year's level amidst weaker global markets

First half 2002 sales reached the same level as the first half of 2001 in local currencies, despite stronger global markets last year. In Swiss francs, sales fell by 5 percent to total CHF 3.682 billion, due to significantly adverse currency exchange rates. Volumes increased 3 percent over the comparable period in 2001. Strongly competitive market conditions - particularly in the Plastic Additives, Coating Effects and Textile Effects Segments - led to an average reduction in prices of 3 percent. On a regional basis, sales in Europe equaled last year's first-half totals in local currencies. In the Americas (NAFTA and South America), sales in the first half of 2002 were 2 percent lower in local currencies, and in Asia-Pacific, sales rose 4 percent in local currencies, reflecting continued strength in China and several South East Asian countries.

Good profitability achieved, withstanding difficult environment

The gross profit margin improved in the first half of 2002 from 32.5 percent of sales to 33.8 percent, due to lower raw material costs coupled with continued improvements in process efficiency and reduced production costs. Spending on research and development continued to increase, both in absolute terms and as a percentage of sales. Selling, general and administrative expenses remained essentially flat. There were improvements from the "Fit for Growth!" restructuring program although the Company still incurred one-off costs associated with the reduction of 1230 positions over the past 12 months. With the previously announced restructuring programs on schedule, the Company expects annual cost savings of more than CHF 70 million. Expense reduction programs are ongoing.

Operating income was flat in Swiss francs, reaching CHF 426 million. Lower personnel costs and the changes in the accounting for goodwill amortization as required by U.S. GAAP offset the effect of strongly adverse currency exchange rates. Margins improved from 11.0 percent of sales in the first half of 2001 to 11.6 percent this year.

EBITDA increased 6 percent in local currencies in the first half of 2002. In Swiss francs, it totaled 622 million (-6 percent). The EBITDA margin was 16.9 percent of sales (17.1 percent last year).

Net income rose 1 percent, to total CHF 224 million. The net income margin rose from 5.8 percent of sales last year to 6.1 percent of sales in the first half of 2002. Lower financial expenses and a reduced provision for income taxes contributed to the result. Earnings per share (basic and diluted) were CHF 3.30.

Solid cash generation leads to further net debt reduction

The strong focus on asset management continued. Inventories were reduced by 21 percent compared to the first half of 2001 and fell from 24 percent of sales to 20 percent. Receivables in the first half of 2002 were 8 percent lower than the first half of 2001. Property, plant and equipment were 14 percent lower.

Free cash flow, prior to acquisitions and divestments, totaled CHF 277 million for the first half of 2002 (CHF 10 million in 2001). Cash from operations before restructuring payments totaled CHF 493 million, compared to CHF 217 million in the first half of 2001. Cash from financing activities rose, in large part, due to the sale of treasury stock, which raised CHF 381 million. The Company also distributed CHF 69 million to shareholders through an extraordinary capital reduction, in addition to a dividend payment (CHF 134 million).



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Page 4 of 6


As a result of this strong focus on asset management, coupled with the continuing attention to generating cash flow, net debt was significantly reduced by CHF 1.5 billion (46 percent) compared to June 2001 and now totals less than CHF 1.75 billion, ahead of Company targets.

Armin Meyer, Chairman and CEO: "Ciba Specialty Chemicals will continue to focus on cash generation to provide for future growth. With the reduction achieved in our net debt, we further strengthened our solid balance sheet. Through our continued investment in R&D and the leveraging of our core competencies across the Segments we offer leading edge innovation. Our new Research Fund for high risk/high reward projects is now supporting a number of exciting new research ideas. We have a good basis and excellent people to leverage an economic recovery later this year to generate profitable growth and create value for our shareholders."

Outlook 2002

Global market conditions showed first signs of improvement in the first half of 2002, with a noticeable acceleration in the second quarter. The Company expects a further slight recovery of its relevant end user markets in the second half of this year, in spite of risk factors such as the impact of weak stock markets on consumer confidence. Based on these assumptions, the Company expects sales and EBITDA in local currencies to be above the levels of 2001. In Swiss francs, EBITDA should be around last year's level while net income should exceed last year's level, assuming no further worsening of currency exchange rates. Improvements in results are expected both from the effects of a general recovery as well as from the initiatives launched by Ciba Specialty Chemicals early in 2001 to reduce costs and generate cash.





Good overall performance of Segments

SEGMENT RESULTS (unaudited)

(in millions of Swiss francs)
-----------------------------------------------------------------------------------------------------------
                          First half First half   Change   Change  First half           First half
                                2002       2001     in %     In %        2002     % of        2001     % of
                               sales      sales   local       CHF      EBITDA    Sales      EBITDA    Sales
                                                  curr.
-----------------------------------------------------------------------------------------------------------
Plastic Additives                939        969       +2       -3         186     19.8         230     23.7
-----------------------------------------------------------------------------------------------------------
Coating Effects                1 002      1 018       +4       -1         221     22.0         209     20.6
-----------------------------------------------------------------------------------------------------------
Water & Paper Treatment          724        754        0       -4          96     13.3          67      8.9
-----------------------------------------------------------------------------------------------------------
Textile Effects                  816        902       -5       -9         112     13.7         149     16.5
-----------------------------------------------------------------------------------------------------------
Home & Personal Care             201        213       -1       -6          39     19.5          39     18.3
-----------------------------------------------------------------------------------------------------------
Total Group                    3 682      3 856        0       -5         622     16.9         659     17.1
-----------------------------------------------------------------------------------------------------------


Plastic Additives

Sales for the Plastic Additives Segment for the first six months of 2002 were 2 percent higher in local currencies as demand improved globally in the plastics industry compared to the previous year. Sales in the second quarter were 7 percent higher in local currencies compared to the first quarter, helped by some advance purchases in anticipation of polymer price increases. Sales totaled CHF 939 million (-3 percent in Swiss francs). Volumes rose 6 percent, while prices fell 4 percent amidst strong market competition. Productivity steadily improved through the first half of the year thanks to a combination of increased demand, lower raw material and utility costs and lower personnel costs. Nevertheless, profitability could not match the very strong levels achieved in the first half of 2001. EBITDA for the first half of 2002 reached CHF 186 million (19.8 percent of sales) compared to CHF 230 million in the very strong first half of 2001 (23.7 percent of sales).



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Page 5 of 6


Coating Effects

A solid pickup in demand in the coatings and plastics markets, strong growth in digital printing and liquid crystal displays and a stable U.S. auto market all helped the Coating Effects Segment increase sales by 4 percent in local currencies compared to the first half of 2001. Sales reached CHF 1.002 billion (-1 percent in Swiss francs). In the second quarter alone, sales accelerated substantially (+11 percent in local currencies). In the first half of 2002, volumes were 5 percent higher. Prices declined 3 percent. Rising demand, tight cost control and a substantial reduction in inventories led to a strong improvement in productivity and profitability. EBITDA totaled CHF 221 million in the first six months of 2002 (22.0 percent of sales) compared to CHF 209 million (or 20.6 percent of sales) during the first half of 2001.

Water & Paper Treatment

A strong performance in paper barrier effects and color formers in the first six months of 2002, coupled with improved sales in water treatment chemicals toward the end of the first half, helped the Water & Paper Treatment Segment reach last year's level in local currencies. In Swiss francs, sales totaled CHF 724 million (-4 percent). In the second quarter, sales in local currencies remained similar to the first quarter (-2 percent). Volumes rose 2 percent and prices fell by 2 percent. Tight cost control, coupled with lower personnel and raw material costs, helped drive a considerable improvement in profitability. EBITDA totaled CHF 96 million (13.3 percent of sales), compared to CHF 67 million (8.9 percent of sales) 2001.

Textile Effects

The global textile industry remains in a slump, with the wool industry down 12 percent. Sales were 5 percent lower in local currencies. In Swiss francs, sales totaled CHF 816 million (-9 percent). Textile chemical sales rose slightly, while textile dyes sales were lower. Volumes fell 2 percent and prices were 3 percent lower. A strong focus on cost control, lower personnel costs and process efficiency improvements limited margin erosion, with EBITDA for the first half totaling CHF 112 million (13.7 percent of sales) compared to CHF 149 million (16.5 percent of sales) in the first half of 2001. Nevertheless, the Segment generated a strongly improved cash flow, and both sales in local currencies (+11 percent) and profitability were higher in the second quarter, compared to the first quarter.

Home & Personal Care

Sales for the first half of 2002 in the Home & Personal Care Segment were 1 percent lower than last year in local currencies. Sales totaled CHF 201 million (-6 percent in Swiss francs). Sales in local currencies rose between the first and second quarters by 4 percent. Volumes were steady year over year while prices declined modestly (-1 percent). While whitener sales grew consistently with the underlying market, maintaining market share, they no longer expanded at the exceptionally elevated levels of 2001. Several niche specialty product lines continued to grow at strong double-digit rates. Lower raw material prices and an improved product mix helped maintain EBITDA at CHF 39 million, the same level achieved in the first half of 2001, despite the lower sales level. The EBITDA margin improved from 18.3 percent of sales to
19.5 percent.

                                     ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba


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Page 6 of 6


generated sales of CHF 7.4 billion in 2001 and CHF 276 million was spent on R&D to foster innovation across the Company.


Virtual news kit: www.cibasc.com/media
o    Press release Ciba Financial Results First Half 2002 (including tables)
     (pdf)
o    Half year 2002 financial report Ciba Specialty Chemicals (pdf)
o    Photos:
     Ciba Specialty Chemicals' innovation creates news effects: Flame retardants are combined with light stabilizers and color pigments for plastics to make resilient stadium seats. (Stadium St. Jakob, Basel, Switzerland)
     Through its core competency in light management, Ciba Specialty Chemicals provides protection from damaging UV-radiation which can be applied to clothes, detergents and sun creams.

Financial calendar
o    October 29, 2002: Third Quarter 2002 financial results
o    February 4, 2003: Full Year 2002 financial results

For further information please contact:
---------------------------------------

Media                                     Investor Relations
-----                                     ------------------

Basel, Switzerland                                 Basel, Switzerland
Thomas Gerlach                                     Matthias A. Fankhauser
Group Communications                               Investor Relations
Tel: +41 61 636 4444                               Tel: +41 61 636 5081
Fax: +41 61 636 3019                               Fax: +41 61 636 5111


Forward-Looking Statements
Forward-looking statements and information contained herein are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

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